UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-15060
UBS AG
(Exact name of registrant as specified in its charter)
Bahnhofstrasse 45
CH-8001 Zurich, Switzerland
Telephone: +41-44-234 1111
and
Aeschenvorstadt 1
CH-4051 Basel, Switzerland
Telephone: +41-61-288 2020
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
UBS AG Tradable Entitlements
(Title of each class of securities covered by this Form)
Please see attached Annex A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 0
     Pursuant to the requirements of the Securities Exchange Act of 1934, UBS AG has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 29, 2009	By:	/s/ Daniel Morales
Name: Daniel Morales
Title: Executive Director

	By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Director

Annex A

Title of each class for which a duty to file reports under section 13(a) or 15(d) remains
Ordinary Shares (par value of CHF 0.10 each)
$300,000,000 Floating Rate Noncumulative Trust Preferred Securities
$300,000,000 Floating Rate Noncumulative Company Preferred Securities
$1,000,000,000 6.243% Noncumulative Trust Preferred Securities
$1,000,000,000 6.243% Noncumulative Company Preferred Securities
Subordinated Guarantee of UBS AG with respect to each of the Noncumulative Company Preferred Securities above
$5,100,000 PPNs due September 2009
$24,223,000 PPNs due October 2009
$30,000,000 PPNs due April 2010
$31,000,000 PPNs due May 2010
$23,000,000 PPNs due June 2010
$10,000,000 PPNs due July 2010
$7,750,000 PPNs due August 2010
$12,660,000 PPNs due September 2010
$8,000,000 PPNs due November 2010
$17,842,000 PPNs due October 2011
$100,000,000 E-TRACS UBS Bloomberg CMCI Food ETN due April 2038
$50,000,000 E-TRACS UBS Bloomberg CMCI Agriculture ETN due April 2038
$50,000,000 E-TRACS UBS Bloomberg CMCI Energy ETN due April 2038
$100,000,000 E-TRACS UBS Bloomberg CMCI ETN due April 2038
$100,000,000 E-TRACS UBS Bloomberg Gold ETN due April 2038
$50,000,000 E-TRACS UBS Bloomberg CMCI Industrial Metals due April 2038
$50,000,000 E-TRACS UBS Bloomberg CMCI Livestock ETN due April 2038
$50,000,000 E-TRACS UBS Bloomberg CMCI Silver ETN due April 2038
$50,000,000 E-TRACS UBS Long Platinum ETN due May 2018
$50,000,000 E-TRACS UBS Short Platinum ETN due May 2018
Auction Rate Securities Rights Series A-1, A-2, B-1, B-2, C-1, C-2 and G (non-transferable)